02058625

FORM 6-K

PE
9-1-02

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 0-30530

Supplement for Month of September, 2002

Crayfish Co., Ltd.

(Translation of registrant's name into English)

P

WICS Bldg., 6th Floor, 2-1, Ikebukuro 2-chome,
Toshima-ku, Tokyo 171-0014 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

TOKYO: 17446.13

Information furnished on this form:

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crayfish Co., Ltd.

September 18, 2002

By: ____________________
Kazuhiko Muraki
President and Representative Director

Crayfish

FOR IMMEDIATE RELEASE

Crayfish to Relocate its Headquarters

Tokyo/NewYork, September 13, 2002 - Crayfish Co., Ltd. (Nasdaq: CRFH; MOTHERS: 4747) ("Crayfish" or "the Company"), a leading provider of e-mail and web-hosting and other Internet-related services to small and medium-sized businesses in Japan, announced today that, in order to enhance inter-divisional efficiencies, it plans to relocate its headquarters at the end of October 2002 as follows:

Current Location

6F., WICS Bldg.
2-2-1 Ikebukuro
Toshima-ku, Tokyo 171-0014
Japan
Tel: 81-3-5954-7555

New Location

6F., Hikari Bldg.
2-16-13 Ikebukuro
Toshima-ku, Tokyo 171-0014
Japan
Tel: 81-3-5954-7555

Contact information:

<For corporate information in Japan>
Investor Relations Department
81-3-5957-0644
ir@crayfish.co.jp

Crayfish

FOR IMMDEDIATE RELEASE

Announcement Regarding Sale of Fixed Assets

Tokyo/New York, September 13, 2002 – Crayfish Co., Ltd. (NASDAQ: CRFH; MOTHERS: 4747) ("Crayfish" or "the Company"), a provider of e-mail and web-hosting and other Internet-related services to small and medium-sized businesses in Japan, announced today the sale of a significant portion of the equipment used to operate the Company's DESKWING service.

As part of management's ongoing measures aimed at strengthening the Company's business model by streamlining its operations and outsourcing of hosting services to Global Media Online Inc., management has decided to sell to Global Media Online Inc. certain servers and other technical equipment used to operate its DESKWING service. On August 1, 2002 the Company announced that GMO would host its DESKWING service.

The asset sale will be reflected in the Company's financial statements as a JPY93 million decrease in property and equipment, which was JPY214 million as of June 30, 2002, and a corresponding JPY109 million increase in cash.

All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Contact information:

Crayfish Co.,Ltd. (*http://crayfish.co.jp*)
Investor Relations Department
81-3-5957-0695
ir@crayfish.co.jp

Safe Harbor

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission and include, without limitation: that the Company may be unable to retain existing customers and expand the size of its customer base, that it may be unable to develop an effective marketing channel, that it may be unable to offer certain products and services as planned, and the outcome of securities class action litigation against the Company.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.